# Focused



 IAMGOLD
CORPORATION

**SECOND QUARTER REPORT
2004**

# Q2 INTERIM REPORT – 2004

For the Six Months Ended June 30, 2004

# *IAMGOLD*
# *Second Quarter Financial Results*

## Highlights:

➢ Net earnings for the quarter declined to $0.1 million compared to $2.0 million for the second quarter of 2003 as a result of corporate transaction costs which totaled $5.7 million for the quarter.

➢ Attributable production for the quarter amounted to 108,000 ounces (YTD 214,000 ounces) at a cash cost, as defined by the Gold Institute ("GI"), of US$243/oz (YTD US$241/oz).

➢ Operating cash flow for the quarter was negative US$6.3 million (YTD negative US$0.5 million) as a result of corporate transaction costs and a temporary increase in working capital requirements for the Company's Malian operations.

➢ Royalty revenues increased five-fold on a year-to-date basis due to the addition of the Diavik diamond royalty.

➢ On May 27, 2004, Golden Star Resources Ltd. made an unsolicited offer for the common shares of IAMGOLD.

➢ Following shareholders rejection of the proposed business combination between IAMGOLD and Wheaton River Minerals Ltd. on July 6, 2004 the Special Committee of the Board of Directors of IAMGOLD initiated a process to maximize shareholder value.

## Consolidated Financial Results Summary *(US$000's)*:

|  | Three Months Ended | | Six Months Ended | |
| --- | --- | --- | --- | --- |
|  | **June 30, 2004** | June 30, 2003 | **June 30, 2004** | June 30, 2003 |
| Net earnings | $ **77** | $ 2,045* | $ **5,983** | $ 5,517* |
| Operating cash flow | $ **(6,263)** | $ 7,850 | $ **(490)** | $ 20,142 |
| Net earnings per share | $ **0.00** | $ 0.01 | $ **0.04** | $ 0.04 |
| Operating cash flow per share | $ **(0.04)** | $ 0.05 | $ **0.00** | $ 0.14 |
| Gold produced *(oz)* IMG share | **108,185** | 108,919 | **213,842** | 210,022 |
| GI cash cost *(US$/oz)* | $ **243** | $ 215 | $ **241** | $ 216 |
| Total production cost *(US$/oz)* | $ **310** | $ 276 | $ **311** | $ 279 |
| Average realized gold price *(US$/oz)* | $ **401** | $ 350 | $ **409** | $ 355 |

∗ *Restated to reflect a change in accounting estimates relating to future income taxes and a change in accounting policy related to asset retirement obligations.*

**MANAGEMENT'S DISCUSSION AND ANALYSIS**
*(All monetary amounts in this MD&A are expressed in US$ unless otherwise indicated)*

**OVERVIEW**

Net earnings for the second quarter of 2004 were $0.1 million or $0.00 per share compared to $2.0 million or $0.01 per share for the second quarter of 2003. Net earnings for the first half of 2004 were $6.0 million or $0.04 per share compared to $5.5 million or $0.04 per share for the first half of 2003. The decrease in earnings in the second quarter is attributable to costs totaling $5.7 million relating to due diligence activities, financial advisory fees and legal services for the Wheaton River merger proposal and the Golden Star unsolicited takeover offer. These costs were somewhat offset by the higher realized price for gold of $401 per ounce for the second quarter of 2004 and $409 per ounce year-to-date as compared to $350 per ounce and $355 per ounce for the same periods in 2003. Royalties from the Diavik diamond mine for the second quarter also helped offset the expenses related to corporate transaction costs.

Operating cash flow for the second quarter of 2004 was negative $6.3 million or negative $0.04 per share compared to $7.8 million or $0.05 per share for the second quarter of 2003. For the second quarter of 2004, operating cash flow was negatively impacted by no cash distributions from Tarkwa and Damang, corporate transaction expenses and a build-up of working capital at the Sadiola and Yatela operations which has reduced subsequent to the end of the quarter. In accordance with accounting policy, only cash distributions from Tarkwa and Damang are included in IAMGOLD's operating cash flow.

**Summarized Financial Results**
*(in $000's except where noted)*

| | 2003 | | | | 2004 | |
| --- | --- | --- | --- | --- | --- | --- |
| | 1<sup>st</sup> Qtr | 2<sup>nd</sup> Qtr | 3<sup>rd</sup> Qtr | 4<sup>th</sup> Qtr | 1<sup>st</sup> Qtr | **2<sup>nd</sup> Qtr** |
| | | (Restated) | | | | |
| Net earnings *(US$)*∗ | $  3,472 | $  2,045 | $  4,587 | $  5,376 | $  5,906 | **$    77** |
| Net earnings per share | | | | | | |
| - basic & diluted *(US$)*∗ | 0.03 | 0.01 | 0.03 | 0.04 | 0.04 | **0.00** |
| Operating cash flow *(US$)* | 12,292 | 7,850 | 6,485 | 4,011 | 5,773 | **(6,263)** |
| Operating cash flow per share | | | | | | |
| - basic & diluted *(US$)* | 0.09 | 0.05 | 0.04 | 0.03 | 0.04 | **(0.04)** |
| Cash and bullion balance *(US$)* | 93,014 | 99,816 | 106,463 | 113,958 | 113,190 | **94,900** |
| Gold spot price *(US$/oz)*∗∗∗ | 352 | 347 | 363 | 391 | 408 | **401** |

∗   *2003 figures have been restated to reflect a change in accounting estimates relating to future income taxes and a change in accounting policy related to asset retirement obligations.*

**IAMGOLD Attributable Production and Costs**

| | 2003 | | | | 2004 | |
| --- | --- | --- | --- | --- | --- | --- |
| | 1st Qtr | 2nd Qtr | 3rd Qtr | 4th Qtr | 1st Qtr | 2nd Qtr |
| Production *(000 oz)* | | | | | | |
| Sadiola - 38% | 40 | 40 | 42 | 50 | 45 | **45** |
| Yatela - 40% | 21 | 30 | 19 | 17 | 20 | **25** |
| Tarkwa - 18.9% | 26 | 25 | 28 | 27 | 26 | **23** |
| Damang - 18.9% | 15 | 14 | 14 | 14 | 15 | **16** |
| Total production | 101 | 109 | 103 | 108 | 106 | **108** |
| GI cash cost *(US$/oz - IMG share)*∗ | 217 | 215 | 221 | 246 | 239 | **243** |
| Gold spot price *(US$/oz)*∗∗ | 352 | 347 | 363 | 391 | 408 | **401** |

∗ *Weighted average Gold Institute cash cost is a non-GAAP measure, calculated in accordance with the Gold Institute Standard wherein cash cost equals the sum of cash operating costs inclusive of production-based taxes and management fees and may include certain cash costs incurred in prior periods such as stockpiling and stripping costs and may exclude certain cash costs incurred in the current period that relate to future production. Refer to individual mining operating results sections for mine GI cash costs and reconciliations to GAAP.*

∗∗ *Average gold price as per the London pm fix.*

Forecast 2004 production for IAMGOLD is 440,000 ounces, slightly below previous guidance of 445,000 ounces. Gold Institute cash cost for 2004 is forecast at $235 per ounce, compared to the previous estimate of $225 per ounce.

## RESULTS OF OPERATIONS

### Sadiola Mine (IAMGOLD interest - 38%)

***Summarized Results***
100% basis

| | 2003 | | | | 2004 | |
| --- | --- | --- | --- | --- | --- | --- |
| | 1st Qtr | 2nd Qtr | 3rd Qtr | 4th Qtr | 1st Qtr | 2nd Qtr |
| Ore milled *(000t)* | 1,190 | 1,290 | 1,240 | 1,350 | 1,160 | **1,300** |
| Head grade *(g/t)* | 3.1 | 2.6 | 2.7 | 3.7 | 3.9 | **3.8** |
| Recovery *(%)* | 86 | 93 | 92 | 84 | 80 | **74** |
| Gold production - 100% *(000 oz)* | 104 | 105 | 111 | 132 | 117 | **117** |
| Gold sales - 100% *(000 oz)* | 113 | 101 | 105 | 134 | 118 | **116** |
| Gold revenue *(US$/oz)* | 369 | 359 | 365 | 402 | 418 | **411** |
| Direct cash costs *(US$/oz)* | 216 | 208 | 187 | 227 | 210 | **234** |
| Production taxes *(US$/oz)* | 23 | 20 | 20 | 24 | 25 | **23** |
| Total cash costs *(US$/oz)* | 239 | 228 | 207 | 251 | 235 | **257** |
| Accounting adjustments *(US$/oz)* | (28) | (11) | (9) | (25) | (15) | **(15)** |
| GI cash cost *(US$/oz)* | 211 | 217 | 198 | 226 | 220 | **242** |
| GI cash cost *(US$000)* | 21,872 | 22,666 | 21,984 | 29,907 | 25,781 | **28,373** |
| IMG share - 38% *(US$000)* | 8,311 | 8,613 | 8,354 | 11,365 | 9,797 | **10,782** |
| GAAP reconciling items *(US$000)*∗∗,# | 726 | (950) | (624) | (272) | 565 | **187** |
| Mining expense *(US$000)* | 9,037 | 7,663 | 7,730 | 11,093 | 10,362 | **10,969** |

∗ *Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.*

∗∗ *Canadian GAAP reconciling items are made up of stock movement, mine interest, exploration and consolidation adjustments.*

# *2003 figures have been restated to reflect a change in accounting policy related to asset retirement obligations.*

Gold production at the Sadiola mine during the second quarter was 117,000 ounces, consistent with first quarter 2004 production and was 11% above the second quarter 2003 production. During the second quarter, approximately 50% of the feed to the mill was from sulphide ores. These sulphide ores were of a higher grade and of a refractory nature with percentage gold recoveries averaging in the mid-sixties. In general, at Sadiola the refractory nature of the sulphide ore increases with grade and results in a corresponding lower recovery. Over the longer term, recoveries from sulphide ores are still expected to average approximately 80%. Recoveries from oxide ores continue to average in the mid-nineties.

The Gold Institute cash costs at Sadiola increased to $242 per ounce for the second quarter of 2004. Reagent costs were 38% higher than budget due to higher unit consumption rates and higher supply costs.

Asset additions at Sadiola amounted to $2.6 million for the second quarter of 2004 and $3.1 million year-to-date. The above amounts were expended on a variety of smaller capital projects. Exploration expenditures were $2.8 million for the second quarter and $4.8 million year-to-date, of which $1.9 million and $2.5 million were spent in the respective periods on drilling for the deep sulphide project. The remaining amounts were spent on oxide and other exploration programs.

During the quarter, a profit distribution of $4.0 million was paid to shareholders, resulting in a total of $11.0 million paid year-to-date in 2004. IAMGOLD's share of these distributions was $1.5 million for the quarter and $4.2 million year-to-date. Subsequent to quarter end, an additional dividend of $13.0 million was paid with IAMGOLD's share being $4.9 million. Operating cash flow at Sadiola was $38.8 million for the second quarter and $47.4 million year-to-date.

The financial instrument position for the Sadiola mine at June 30, 2004 was 15,000 of written call options at an average strike price of $385 per ounce. The mark-to-market loss of this call position at both December 31, 2003 and March 31, 2004 was $1.4 million and $0.7 million at June 30, 2004.

Production for 2004 at Sadiola remains forecast at 465,000 ounces but Gold Institute cash cost is forecast at $235 per ounce versus the $225 per ounce provided in the Company's previous guidance.

**Yatela Mine** *(IAMGOLD interest - 40%)*

***Summarized Results***

100% basis

| | 2003 | | | | 2004 | |
|---|---|---|---|---|---|---|
| | 1$^{st}$ Qtr | 2$^{nd}$ Qtr | 3$^{rd}$ Qtr | 4$^{th}$ Qtr | 1$^{st}$ Qtr | 2$^{nd}$ Qtr |
| Ore crushed *(000t)* | 740 | 700 | 470 | 680 | 640 | **760** |
| Head grade *(g/t)* | 2.8 | 3.8 | 2.3 | 2.2 | 3.6 | **3.4** |
| Gold stacked *(oz)* | 67 | 85 | 35 | 49 | 74 | **81** |
| | | | | | | |
| Gold production - 100% *(000 oz)* | 53 | 75 | 48 | 42 | 51 | **62** |
| Gold sales - 100% *(000 oz)* | 54 | 70 | 53 | 45 | 46 | **71** |
| | | | | | | |
| Gold revenue *(US$/oz)*∗ | 355 | 346 | 358 | 395 | 405 | **395** |
| Direct cash costs *(US$/oz)* | 210 | 172 | 247 | 444 | 335 | **283** |
| Production taxes *(US$/oz)* | 23 | 20 | 24 | 26 | 22 | **28** |
| Total cash costs *(US$/oz)* | 233 | 192 | 271 | 470 | 357 | **311** |
| Accounting adjustments *(US$/oz)*∗∗ | (20) | 11 | (7) | (134) | (72) | **(61)** |
| GI cash cost *(US$/oz)* | 213 | 203 | 264 | 336 | 285 | **250** |
| | | | | | | |
| GI cash cost *(US$000)* | 11,400 | 15,231 | 12,743 | 13,874 | 14,536 | **15,487** |
| IMG share - 40% *(US$000)* | 4,560 | 6,092 | 5,097 | 5,550 | 5,815 | **6,195** |
| GAAP reconciling items *(US$000)*∗∗∗,# | 137 | (328) | (272) | 261 | (619) | **1,266** |
| Mining expense *(US$000)* | 4,697 | 5,764 | 4,825 | 5,811 | 5,196 | **7,461** |

∗    *Gold revenue is calculated as gold sales divided by ounces of gold sold.*

∗∗   *Accounting adjustments are made up of stockpile, gold in process, and deferred stripping adjustments.*

∗∗∗  *Canadian GAAP reconciling items are made up of stock movement, mine interest and consolidation adjustments.*

#    *2003 figures have been restated to reflect a change in accounting policy related to asset retirement obligations.*

Comparing the second quarter of 2004 to the first quarter of 2004 at Yatela, gold production increased by 22% and costs declined by 12% as the difficulties presented by the heavy rains in 2003 were mitigated.

Capital expenditures at Yatela were $2.0 million for the second quarter and $4.3 million year-to-date. Of these amounts, leach pad expansion costs were $1.4 million for the second quarter and $3.3 million year-to-date. Operating cash flow at Yatela was negative of $0.3 million for the quarter and positive of $2.9 million year-to-date.

Previous guidance for gold production at Yatela for 2004 was 275,000 ounces with a Gold Institute cash cost of $235 per ounce. These targets may prove difficult to attain, and while the mine is currently investigating measures to minimize any reductions to production, a more achievable forecast is 250,000 ounces for the year at a cash cost of $245 per ounce. The largest impediment to achieving the higher production level is the mechanical availability of the drilling and haulage equipment at the main Yatela pit. Mobilization of additional equipment to alleviate shortages will take some months to achieve and will be able to improve production levels in the fourth quarter but likely not in the third quarter.

**Tarkwa Mine** *(IAMGOLD interest - 18.9%)*

*Summarized Results*

100% basis

| | 2003 | | | | 2004 | |
| --- | --- | --- | --- | --- | --- | --- |
| | 1st Qtr | 2nd Qtr | 3rd Qtr | 4th Qtr | 1st Qtr | 2nd Qtr |
| Ore crushed (000t) | 3,850 | 3,720 | 4,080 | 3,920 | 4,170 | **3,840** |
| Head grade (g/t) | 1.4 | 1.4 | 1.4 | 1.4 | 1.4 | **1.4** |
| Gold stacked (000 oz) | 172 | 162 | 185 | 191 | 226 | **201** |
| Expected yield (%) | 74 | 75 | 75 | 73 | 74 | **71** |
| Gold production & sales - 100% (000 oz) | 136 | 129 | 148 | 142 | 137 | **123** |
| Gold revenue (US$/oz)∗ | 342 | 336 | 361 | 391 | 407 | **395** |
| Direct cash costs (US$/oz) | 187 | 204 | 200 | 215 | 244 | **269** |
| Production taxes (US$/oz) | 11 | 10 | 11 | 12 | 12 | **12** |
| Total cash costs (US$/oz) | 198 | 214 | 211 | 226 | 256 | **281** |
| Gold-in-process adjustments (US$/oz) | 14 | 9 | 10 | 13 | (8) | **(20)** |
| GI cash cost (US$/oz) | 212 | 223 | 221 | 240 | 248 | **261** |
| Gold revenue less GI cash cost (US$000) | 17,715 | 14,592 | 20,628 | 21,411 | 21,731 | **16,426** |
| IMG share - 18.9% (US$000) | 3,348 | 2,758 | 3,899 | 4,047 | 4,107 | **3,105** |
| GAAP reconciling items (US$000)∗∗ | (1,844) | (1,684) | (1,868) | (1,917) | (1,920) | **(1,599)** |
| Earnings from working interest (US$000) | 1,504 | 1,074 | 2,031 | 2,130 | 2,187 | **1,506** |

∗    *Gold revenue is calculated as gold sales, adjusted for hedge accounting, divided by ounces of gold sold.*

∗∗   *Canadian GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.*

During the second quarter of 2004, mining activities at site were at record levels with 14.3 million tonnes of waste mined along with 4.2 million tonnes of ore. The high level of waste stripped was necessary to expose and allow access to some higher grade ores. The lack of access to the higher grade ores during the second quarter did result in lower than anticipated gold production of 123,000 ounces compared to 129,000 ounces during the second quarter of 2003.

Asset additions at Tarkwa amounted to $65.2 million for the second quarter of 2004 and $110.4 million year-to-date. The majority of the capital expenditures was for the construction of the new mill and the conversion from contract mining to owner-operated mining and amounted to $22.2 million and $37.9 million, respectively for the second quarter and $49.0 million and $53.5 million year-to-date. Construction activity for the new mill remains ahead of schedule with initial commissioning activities expected to begin in the third quarter of 2004. Full commercial production is expected by year-end. The forecast cost of the mill is 10% over budget at $94 million versus $85 million originally budgeted, of which 7% is attributable to unfavourable foreign exchange movements. The transition to owner mining was fully and successfully implemented in late June with total costs being as budgeted. Anticipated productivity levels with the new fleet have already been attained and are favourably impacting unit mining costs.

The construction of the mill and the fleet of new mine equipment is being funded by shareholder loans. To June 30, $135 million had been expended on these two projects of which IAMGOLD's share was $28.4 million. Including an advance of $9.0 million made in the second quarter, IAMGOLD has provided funding of $11.7 million to date for these two projects. The balance of $16.6 million will be provided during the third quarter. Cash balances at Tarkwa as at June 30, 2004 were $43.9 million. A distribution of $20.0 million was made to shareholders during the third quarter of which IAMGOLD's portion was $4.0 million.

Production for 2004 at Tarkwa is forecast at 585,000 ounces compared to 595,000 ounces provided in previous guidance as a result of the lower production in the second quarter. Gold Institute cash costs are forecast at $235 per ounce versus the previously provided $220 per ounce. The increase is due primarily to the higher levels of stripping attained at the mine.

**Damang Mine** *(IAMGOLD interest - 18.9%)*

***Summarized Results***
100% basis

|  | 2003 | | | | **2004** | |
|---|---|---|---|---|---|---|
|  | 1st Qtr* | 2nd Qtr | 3rd Qtr | 4th Qtr | 1st Qtr | **2nd Qtr** |
| Ore milled (000t) | 1,230 | 1,310 | 1,180 | 1,360 | 1,300 | **1,390** |
| Head grade (g/t) | 2.2 | 2.1 | 2.0 | 2.0 | 2.0 | **2.1** |
| Recovery (%) | 91 | 92 | 92 | 90 | 90 | **90** |
| Gold production & sales - 100% (000 oz) | 77 | 78 | 70 | 78 | 78 | **83** |
| Gold revenue (US$/oz)* | 349 | 345 | 359 | 393 | 406 | **395** |
| Direct cash costs (US$/oz) | 215 | 226 | 218 | 202 | 210 | **200** |
| Production taxes (US$/oz) | 11 | 10 | 11 | 12 | 12 | **12** |
| Total cash costs (US$/oz) | 226 | 236 | 229 | 214 | 222 | **212** |
| Gold-in-process adjustments (US$/oz) | 21 | (18) | (1) | 15 | (5) | **(6)** |
| GI cash cost (US$/oz) | 247 | 218 | 228 | 229 | 217 | **206** |
| Gold revenue less GI cash cost (US$000) | 7,898 | 9,922 | 9,210 | 12,679 | 14,764 | **15,572** |
| IMG share - 18.9% (US$000) | 1,493 | 1,875 | 1,741 | 2,396 | 2,790 | **2,493** |
| GAAP reconciling items (US$000)** | (1,138) | (1,257) | (1,295) | (904) | (861) | **(1,051)** |
| Earnings from working interest (US$000) | 355 | 618 | 446 | 1,492 | 1,929 | **1,442** |

\* *Gold revenue is calculated as gold sales divided by ounces of gold sold.*

\*\* *Canadian GAAP reconciling items are made up of stock movement, mine interest, mine depreciation, mine taxes and consolidation adjustments.*

Operations at the Damang mine continue to perform better than anticipated with production increasing by 6% and costs declining by 6% compared to the second quarter 2003.

A $2.0 million drill program was approved during the quarter to investigate the feasibility of deepening the main pit. At current gold prices, indications are that a deepening of the pit could extend the life of the Damang operations by one and a half years. Exploration efforts to expand reserves at satellite deposits near the Damang mill have met with some success. It is anticipated that a revised reserve and resource report will be released in September which will quantify these additions.

Asset additions at Damang were minimal and amounted to $1.5 million for the second quarter of 2004 and $1.7 million year-to-date.

Cash balances at Damang increased by $12.0 million for the quarter and $26.1 million year-to-date. As of June 30, 2004 cash balances stood at $40.4 million. Subsequent to the end of the quarter, a $25.0 million distribution to shareholders was made, of which IAMGOLD's share was $4.7 million.

Forecast 2004 production at Damang has increased to 280,000 ounces at a Gold Institute cash cost of $235 per ounce versus previous guidance of 265,000 ounces at $235 per ounce.

## CORPORATE RESULTS

### Mining Interests

|  | Three Months Ended | | Six Months Ended | |
| --- | --- | --- | --- | --- |
|  | June 30, 2004 | June 30, 2003 | June 30, 2004 | June 30, 2003 |
| ($ 000's) |  | (Restated) |  | (Restated) |
| Gold sales | $ 29,328 | $ 23,514 | $ 55,433 | $ 47,043 |
| Mining expense | 18,430 | 13,428 | 33,988 | 27,162 |
| Depreciation and depletion | 6,251 | 5,699 | 12,981 | 11,239 |
| Earnings from mining interests | $ 4,647 | $ 4,387 | $ 8,464 | $ 8,642 |

The Company records its proportionate share of assets, liabilities and results of operations from its joint venture interests in the Sadiola and Yatela mines.

The average gold revenue at Sadiola and Yatela was US$405 per ounce in the second quarter of 2004 and US$409 per ounce year-to-date compared to US$353 per ounce and US$359 per ounce for the same periods in 2003. Revenue was increased by $0.8 million for the second quarter of 2004 and $1.2 million year-to-date to reflect IAMGOLD's share of the change in the mark-to-market loss on Sadiola call options and the amortization for the deferred hedge revenue.

The Sadiola and Yatela operations have received payments from the Government of Mali relating to rebates for fuel tax and VAT paid by the mines such that balances have been reduced from the high levels outstanding in the first quarter of 2004 to normal working levels.

### Working Interests

|  | Three Months Ended | | Six Months Ended | |
| --- | --- | --- | --- | --- |
| ($ 000's) | June 30, 2004 | June 30, 2003 | June 30, 2004 | June 30, 2003 |
| Tarkwa | $ 1,506 | $ 1,074 | $ 3,693 | $ 2,578 |
| Damang | 1,442 | 618 | 3,371 | 973 |
| Earnings from working interests | $ 2,948 | $ 1,692 | $ 7,064 | $ 3,551 |

The Company records on its consolidated statement of earnings, the proportionate share of the profits from its working interests in the Tarkwa mine and the Damang mine. The amount of depreciation and amortization included in the above earnings are $1.4 million for the second quarter of 2004 and $2.8 million year-to-date, in comparison to $1.4 million and $2.9 million for the same periods in 2003.

**Royalty Interests**

| ($ 000's) | Three Months Ended | | Six Months Ended | |
|---|---|---|---|---|
| | **June 30, 2004** | June 30, 2003 | **June 30, 2004** | June 30, 2003 |
| Gold Royalties | | | | |
| Revenue | $ **664** | $ 665 | $ **1,201** | $ 978 |
| Amortization | **419** | 434 | **750** | 658 |
| | | | | |
| Diamond Royalties | | | | |
| Revenue | **1,518** | - | **2,508** | - |
| Amortization | **805** | - | **1,326** | - |
| | | | | |
| Earnings from royalty interests | $ **958** | $ 231 | $ **1,633** | $ 320 |

Earnings from royalty interests increased 315% in the second quarter and 410% year-to-date compared to the same periods in 2003 due to the addition of earnings from the Diavik diamond royalty. Royalty revenues from the Diavik project of $1.5 million during the second quarter of 2004 and $2.5 million year-to-date is based on the value of diamond sales by the owners during the respective periods. In 2003, the Diavik operations were in the start-up phase and, as a result, no royalty revenues were received until the third quarter of 2003. Revenue was also recorded from the following gold royalty interests for the second quarter of 2004: the Williams mine in northern Ontario; the Joe Mann mine in Quebec; the Limon mine in Nicaragua; the Vueltas del Rio mine in Honduras, the Don Mario mine in Bolivia; and the Magistral mine in Mexico.

## EXPLORATION

### Review of Projects

#### *Senegal*

*Bambadji Project*
A diamond drill program on the BA target was started in late June as follow-up to the good reverse circulation drill results obtained in the 2003 campaign.

Before the heavy rains started in mid-July, it was possible to complete 1,100 metres of drilling in seven holes. Results from this drilling are being assessed as they are received. The diamond drill program will continue in November, following the rainy season.

#### *Ecuador*

*Quimsacocha Project*
A 7,500 metre diamond drill program commenced in May, following up on high grade results from vein systems in the D1 zone. A detailed review of results from this on-going program will be the subject of a separate exploration press release.

#### *Brazil*

*Tocantins Joint Venture*
On this 50/50 joint venture with AngloGold covering a large greenstone belt in central Brazil, a drill target has been developed on the Chapada vein system. Drilling is likely to start in September.

*Gandarela Joint Venture*
AngloGold is earning into the project by funding a 6,000 metre diamond drill program to test gold-bearing conglomerates of the Moeda Formation, which has similarities to the Witwatersrand gold deposits of South Africa.

Three drill rigs are on site but owing to difficulties encountered in the drilling, none of the holes have reached their targeted depths.

### *Argentina*

*Los Menucos Joint Venture*
This joint venture in search of epithermal gold deposits in northern Patagonia is funded by Barrick.

A six-hole (1,056m) diamond drill hole program on the Dos Lagunas target did not result in any economic intersections but results are being assessed to check if testing along strike is justified.

On the Catrin target at Cerro La Mina, five diamond drill holes (966m) were put down. Gold grades were low and Barrick plans to shift the exploration focus to the north and northeast of the Catrin area.

*Cañadon del Moro*
A mixed reverse circulation and diamond drill campaign has been completed on this target in northern Patagonia. Two veins were drill-tested and while gold values were generally not high (best value 2.9 g/t gold over 6m), the drilling encountered high silver values. There were eleven intersections averaging more than 100 g/t silver, the best being 726 g/t silver over 2m, 611 g/t over 3m and 452.3 g/t over 3 m.

The results are being assessed prior to deciding on the next stage of exploration.

### *Canada*

*Avalon Joint Venture*
IAMGOLD is earning into this project of Rubicon Minerals in Newfoundland by funding exploration. At least one drill target has been identified and a 2,000m drill program is expected to begin in September.

**Corporate Administration and Other**

Corporate administration totaled $1.8 million for the second quarter of 2004 and $4.1 million year-to-date compared to $1.6 million and $3.6 million for the same periods in 2003. 2003 costs include $0.9 million resulting from the combination of IAMGOLD's and Repadre's corporate functions, including one-time charges for severance and office relocation expenses.
 2004 costs include non-cash charges of $0.8 million relating to new accounting rules that require expensing the estimated costs of granting share options to employees.

2004 investment income includes a $1.1 million gain relating to sale of a loan in the first quarter of 2004.

**Corporate Transactions**

On March 30, 2004, the Company announced an agreement to enter into a business combination with Wheaton River Minerals Ltd. ("Wheaton"). The combination was to be completed by way of a plan of arrangement whereby each Wheaton share would be exchanged for 0.55 of a share of the Company. If all Wheaton warrants and options were exercised on closing of the transaction, the combined company would be held 68% by existing Wheaton shareholders and 32% by the Company's existing shareholders. The combination required approval by at least two-thirds of the votes cast by the shareholders of Wheaton and by a majority of the votes cast by the Company's shareholders. The IAMGOLD shareholder meeting initially scheduled to be held on June 8, 2004 was deferred and ultimately held on July 6, 2004 at which time a majority of the shareholders of IAMGOLD voted against the transaction and, as a result, the arrangement agreement has been terminated. A total of $3.5 million ($0.5 million in Q1, $3.0 million in Q2) has been charged against earnings in respect of financial advisory, legal and due diligence expenses incurred in connection with this transaction.

On May 27, 2004 Golden Star Resources Ltd. ("GSR") announced an unsolicited take-over bid for IAMGOLD offering 1.15 shares of GSR for each share of IAMGOLD. A Special Committee of the Board of Directors for IAMGOLD was constituted to review the bid and the Board accepted the Special Committee's recommendations to reject the GSR offer. The GSR offer was subsequently raised to 1.25 shares of GSR for each IAMGOLD share and the Board's recommendation to shareholders remains to reject the revised offer. A total of $2.7 million has been charged against second quarter earnings in respect of the GSR bid. The bid is ongoing and additional expenses continue to be incurred during the third quarter.

**Cash Flow**

Operating cash flow was negative $6.3 million for the second quarter of 2004 and negative $0.5 million year-to-date compared to $7.8 million and $20.1 million for the same periods in 2003. The decline is a result of $6.2 million in corporate transaction costs and a temporary build-up of working capital at Sadiola and Yatela. The largest build-ups in working capital at Sadiola and Yatela were in accounts receivable due to an increase of $3.0 million from sales of gold and $1.6 million in amounts recoverable from the government of Mali. Subsequent to quarter-end, both of these accounts were reduced substantially. In addition, dividends and loan repayments from Tarkwa and Damang were delayed to July of this year and will be recorded in the third quarter results.

In respect of investing activities, $2.5 million was invested in the Sadiola and Yatela operations for the second quarter of 2004 and $4.6 million year-to-date. A cash call of $9.0 million was received from the Tarkwa operations and was disbursed during the quarter. In addition, $1.8 million of proceeds relating to the sale of a loan was recognized year-to-date.

The corporate cash position was reduced from $53.2 million at December 31, 2003 and $49.8 million as at March 31, 2004 to $36.9 million as at June 30, 2004, primarily from funding of capital projects at Tarkwa, corporate transaction costs and the payment of dividends.

## LIQUIDITY AND CAPITAL RESOURCES

The Company maintains a strong balance sheet and has sufficient liquidity and capital resources to fund its known commitments.

### Working Capital

The Company's consolidated working capital position is set out below (in $ millions):

|  | | June 30, 2004 | | December 31, 2003 |
|---|---|---|---|---|
| Working Capital | $ | 112.9 | $ | 118.5 |
| Current Ratio | | 6.9 | | 5.3 |

### Cash

Consolidated cash balances totaled $47.2 million at June 30, 2004 compared to $66.7 million at year-end 2003, and can be segmented as follows (in $ millions):

|  | | June 30, 2004 | | December 31, 2003 |
|---|---|---|---|---|
| Joint venture cash | $ | 10.3 | $ | 13.5 |
| Corporate cash | | 36.9 | | 53.2 |
| Total | $ | 47.2 | $ | 66.7 |

Joint venture cash represents the Company's proportionate share of cash at the Sadiola and Yatela mines and forms part of the working capital at those operations.

Components of the Company's corporate cash flow for the second quarter and year-to-date are as follows:

|  | | Three Months Ended | | | | Six Months Ended | |
|---|---|---|---|---|---|---|---|
|  | | June 30, 2004 | | June 30, 2003 | | June 30, 2004 | June 30, 2003 |
| **Inflows** | | | | | | | |
| Sadiola cash receipts | $ | 1.5 | $ | 3.8 | $ | 4.2 $ | 8.4 |
| Royalties received, net of withholding taxes and gold bullion receipts | | 1.9 | | 0.5 | | 3.3 | 0.7 |
| Proceeds from sale of marketable securities and loans receivable | | - | | - | | 1.8 | - |
| Interest income | | 0.4 | | 0.2 | | 0.6 | 0.5 |
| Share issuances, net of share issue costs | | - | | 0.5 | | 0.5 | 3.0 |
| Net cash acquired from Repadre | | - | | - | | - | 34.2 |
| Damang cash receipts | | - | | 1.9 | | - | 3.9 |
| Tarkwa cash receipts | | - | | 4.0 | | - | 4.0 |
| Foreign exchange gain on cash balances | | - | | 1.1 | | - | 2.0 |
| Other | | - | | 0.2 | | - | - |
|  | $ | 3.8 | $ | 12.2 | $ | 10.4 $ | 56.7 |

| | Three Months Ended | | Six Months Ended | |
|---|---|---|---|---|
| | **June 30, 2004** | June 30, 2003 | **June 30, 2004** | June 30, 2003 |
| **Outflows** | | | | |
| Investment in Tarkwa | $ **9.0** | $ - | $ **9.0** | $ - |
| Dividends | **-** | - | **6.7** | 2.5 |
| Corporate transaction costs | **2.8** | 0.2 | **3.3** | 0.3 |
| Corporate administration | **2.4** | 2.4 | **3.9** | 4.9 |
| Exploration and exploration administration | **2.0** | 2.4 | **3.1** | 3.2 |
| Foreign exchange loss on cash balances | **0.3** | - | **0.5** | 2.0 |
| Other | **0.2** | - | **0.2** | 0.2 |
| Gold bullion purchases | **-** | 3.5 | **-** | 14.0 |
| | $ **16.8** | $ 8.5 | $ **26.7** | $ 25.1 |
| Net inflow (outflow) | $ **(13.0)** | $ 3.7 | $ **(16.3)** | $ 31.6 |

### *Gold Bullion*

At June 30, 2004, bullion balances were virtually unchanged from year end 2003 at 145,707 ounces at an average cost of $327 per ounce. The market value of the bullion was $57.7 million using a June 30, 2004 gold price of $396 per ounce.

## CHANGES IN ACCOUNTING POLICY

### *Stock-based compensation:*

On January 1, 2004, the Company adopted the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 3870 ("Section 3870"). Section 3870 requires all stock-based compensation be accounted for under the fair value based method. Transitional rules allow for an adjustment to opening retained earnings with no restatement to prior periods. As a result, the Company has reduced opening retained earnings as at January 1, 2004 by $2.6 million.

### *Asset retirement obligations:*

On January 1, 2004, the Company adopted the CICA Handbook Section 3110, "Asset Retirement Obligations" (Section 3110). Section 3110 requires that the fair value of liabilities for asset retirement obligations be recognized where incurred and that a corresponding asset be set up and be depreciated over the life of the asset. The Company has adopted Section 3110 retroactively, with prior periods being restated. Accordingly, opening retained earnings as at January 1, 2004 have been increased by $ 0.6 million.

As at August 10, 2004, the number of shares issued and outstanding of the Corporation was 145.6 million.

● ● ● ●

*Some of the disclosures included in this interim report for the second quarter of 2004 represent forward-looking statements (as defined in the US Securities Exchange Act of 1934). Such statements are based on assumptions and estimates related to future economic and market conditions. While management reviews the reasonableness of such assumptions and estimates, unusual or unanticipated events may occur which render them inaccurate. Under such circumstances, future performances may differ materially from projections.*

*The Corporation's auditors have not reviewed the contents of this MD&A or the accompanying financial statements.*

# CONSOLIDATED STATEMENTS OF EARNINGS AND RETAINED EARNINGS

*(unaudited)*
*(United States Dollars in 000's, except per share data)*

**For the period ended June 30, 2004**

| | Three months ended | | Six months ended | |
|---|---|---|---|---|
| | **June 30, 2004** | June 30, 2003 | **June 30, 2004** | June 30, 2003 |
| | | | | *(Restated)* |
| **Revenue:** | | | | |
| Gold sales | $ **29,328** | $ 23,514 | $ **55,433** | $ 47,043 |
| Royalties | **2,182** | 665 | **3,709** | 978 |
| | **31,510** | 24,179 | **59,142** | 48,021 |
| | | | | |
| **Expenses:** | | | | |
| Mining | **18,430** | 13,428 | **33,988** | 27,162 |
| Depreciation and depletion | **6,251** | 5,699 | **12,981** | 11,239 |
| Amortization of royalty interests | **1,224** | 434 | **2,076** | 658 |
| | **25,905** | 19,561 | **49,045** | 39,059 |
| | **5,605** | 4,618 | **10,097** | 8,962 |
| Earnings from working interests | **2,948** | 1,692 | **7,064** | 3,551 |
| | **8,553** | 6,310 | **17,161** | 12,513 |
| **Other expenses(income):** | | | | |
| Corporate administration | **2,257** | 1,596 | **4,089** | 3,599 |
| Corporate transaction costs *(note 8)* | **5,718** | - | **6,214** | - |
| Exploration | **2,016** | 2,354 | **3,084** | 3,232 |
| Foreign exchange | **43** | 412 | **-** | 329 |
| Investment income | **(356)** | (222) | **(1,680)** | (455) |
| | **9,678** | 4,140 | **11,707** | 6,705 |
| Earnings before income taxes | **(1,125)** | 2,170 | **5,454** | 5,808 |
| **Income taxes (recovery):** | | | | |
| Current | **931** | 624 | **2,317** | 1,499 |
| Future | **(2,133)** | (499) | **(2,846)** | (1,208) |
| | **(1,202)** | 125 | **(529)** | 291 |
| **Net earnings** | **77** | 2,045 | **5,983** | **5,517** |
| Retained earnings, beginning of period, as previously reported | **45,912** | 37,325 | **42,023** | 33,709 |
| Restatement of opening retained earnings *(note 2a)* | **-** | - | **(2,602)** | - |
| Prior period adjustment *(note 2b)* | **-** | - | **585** | 144 |
| **Retained earnings, beginning of period, restated** | **45,912** | 37,325 | **40,006** | 33,853 |
| **Retained earnings, end of period** | $ **45,989** | $ 39,370 | $ **45,989** | $ 39,370 |
| | | | | |
| **Number of common shares** | | | | |
| Average outstanding during period | **145,541,000** | 143,635,000 | **145,511,000** | 141,264,000 |
| Outstanding at end of period | **145,551,000** | 143,746,000 | **145,551,000** | 143,746,000 |
| | | | | |
| **Net earnings per share - basic and diluted** | $ **0.00** | $ 0.01 | $ **0.04** | $ 0.04 |

*See accompanying notes to the consolidated financial statements.*

# CONSOLIDATED BALANCE SHEET

*(unaudited)*
*(United States Dollars in 000's, except per share data)*

## As at June 30, 2004

|  | | As at June 30, 2004 | | As at Dec. 31, 2003 |
|---|---|---|---|---|
|  | | | | *(Restated)* |
| **ASSETS** | | | | |
|  | | | | |
| **Current assets:** | | | | |
| Cash and cash equivalents *(note 2)* | $ | **47,233** | $ | 66,675 |
| Gold bullion (145,707 oz - market value $57,671,000) *(note 3)* | | **47,667** | | 47,283 |
| Accounts receivable and other | | **27,827** | | 21,443 |
| Inventories | | **9,327** | | 10,397 |
|  | | **132,054** | | 145,798 |
| Marketable securities | | **1,102** | | 1,116 |
| Long-term inventory | | **15,746** | | 12,773 |
| Long-term receivables | | **6,861** | | 7,610 |
| Working interests | | **75,904** | | 59,806 |
| Royalty interests | | **60,866** | | 62,941 |
| Mining interests *(note 1b)* | | **80,160** | | 87,953 |
| Future tax asset | | **39** | | 47 |
| Other assets | | **1,240** | | 1,239 |
| Goodwill | | **74,886** | | 74,886 |
|  | $ | **448,858** | $ | 454,169 |
|  | | | | |
| **LIABILITIES AND SHAREHOLDERS' EQUITY** | | | | |
| **Current liabilities:** | | | | |
| Accounts payable & accrued liabilities | $ | **19,178** | $ | 27,259 |
|  | | **19,178** | | 27,259 |
|  | | | | |
| **Long-term liabilities:** | | | | |
| Deferred revenue | | **828** | | 1,655 |
| Future tax liability | | **17,886** | | 21,264 |
| Asset retirement obligation *(note 1b)* | | **6,108** | | 5,961 |
| Non-recourse loans payable *(note 4)* | | **10,870** | | 11,342 |
|  | | **54,870** | | 67,481 |
| **Shareholders' equity:** | | | | |
| Common shares (Issued: 145,551,179 shares) *(note 5)* | | **343,282** | | 342,208 |
| Stock-based compensation *(notes 1(a) and 5(b))* | | **4,983** | | 2,138 |
| Share purchase loans | | **(266)** | | (266) |
| Retained earnings | | **45,989** | | 42,608 |
|  | | **393,988** | | 386,688 |
|  | $ | **448,858** | $ | 454,169 |

*See accompanying notes to the consolidated financial statements.*

# CONSOLIDATED STATEMENTS OF CASH FLOWS

*(unaudited)*

*(United States Dollars in 000's, except per share data)*

**For the period ended June 30, 2004**

| | Three months ended | | Six months ended | |
| --- | ---: | ---: | ---: | ---: |
| | **June 30, 2004** | June 30, 2003 | **June 30, 2004** | June 30, 2003 |
| **Operating activities:** | | | | |
| Net income | $ **77** $ | 2,045 | $ **5,983** $ | 5,517 |
| Items not affecting cash: | | | | |
| Earnings from working interests, net of dividends | **(2,948)** | 2,300 | **(7,064)** | 441 |
| Depreciation and amortization | **7,492** | 6,152 | **15,090** | 11,919 |
| Deferred revenue | **(413)** | (414) | **(827)** | (827) |
| Future income taxes | **(2,133)** | (499) | **(2,846)** | (1,208) |
| Stock-based compensation | **436** | 48 | **756** | 89 |
| Loss (gain) on sale of marketable securities and long-term receivables | **1** | - | **(1,120)** | 3 |
| Unrealized foreign exchange losses (gains) | **(303)** | 1,529 | **(524)** | 2,308 |
| Change in non-cash current working capital | **(7,493)** | (3,415) | **(7,268)** | 2,643 |
| Change in non-cash long-term working capital | **(979)** | 104 | **(2,670)** | (743) |
| | **(6,263)** | 7,850 | **(490)** | 20,142 |
| **Financing activities:** | | | | |
| Issue of common shares, net of issue costs | **26** | 507 | **563** | 2,974 |
| Dividends paid | **-** | - | **(6,725)** | (2,519) |
| Repayments of non-recourse loans | **(600)** | (601) | **(603)** | (602) |
| | **(574)** | (94) | **(6,765)** | (147) |
| **Investing activities:** | | | | |
| Net cash acquired from Repadre Capital Corporation | **-** | (9) | **-** | 33,393 |
| Mining interests | **(2,506)** | (2,584) | **(4,626)** | (4,797) |
| Note receivable | **72** | 64 | **24** | 7 |
| Distributions received (paid) from (to) working interests | **(9,034)** | 1,890 | **(9,034)** | 3,895 |
| Gold bullion | **(222)** | (3,661) | **(384)** | (14,316) |
| Proceeds from disposition of marketable securities and long-term receivables | **-** | - | **1,833** | 24 |
| Other assets | **15** | (315) | **-** | 359 |
| | **(11,675)** | (4,615) | **(12,187)** | 18,565 |
| **Increase (decrease) in cash and cash equivalents** | **(18,512)** | 3,141 | **(19,442)** | 38,560 |
| **Cash and cash equivalents, beginning of period** | **65,745** | 51,254 | **66,675** | 15,835 |
| **Cash and cash equivalents, end of period** | $ **47,233** $ | 54,395 | $ **47,233** $ | 54,395 |
| | | | | |
| Supplemental cash flow information: | | | | |
| Interest paid | $ **39** $ | (206) | $ **78** $ | 109 |
| Income taxes | **805** | 587 | **2,158** | 1,447 |

*See accompanying notes to the consolidated financial statements.*

# NOTES TO CONSOLIDATED STATEMENTS

*(unaudited)*
*(Tabular amounts in thousands of United States Dollars except per share data)*

**For the period ended June 30, 2004**

The interim consolidated financial statements of IAMGOLD Corporation ("the Company") have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended December 31, 2003 except as noted. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company's annual report for the year ended December 31, 2003. The results of operations for the three-month period are not necessarily indicative of the results to be expected for the full year.

## 1. CHANGE IN ACCOUNTING POLICIES:

### a) Stock-based compensation:

Effective January 1, 2004, the Company adopted the new recommendations of the Canadian Institute of Chartered Accountants in the Handbook Section 3870, "Stock-based compensation and other stock-based payments" (Section 3870) with respect to directors and employees, whereby all stock options granted are accounted for under the fair value based method. Section 3870 is applied retroactively to all stock-based compensation granted to directors and employees on or after January 1, 2002. Opening retained earnings as at January 1, 2004 have been adjusted downwards by $2.6 million and opening share capital has been adjusted upwards by $0.2 million to reflect the cumulative effect of the change in prior periods. Prior periods have not been restated.

### b) Provision for reclamation and closure:

On January 1, 2004 the Company adopted CICA Handbook Section 3110: "Asset Retirement Obligations", which requires that the fair value of liabilities for asset retirement obligations be recognized in the period in which they are incurred. A corresponding increase to the carrying amount of the related assets is generally recorded and depreciated over the life of the asset. The amount of the liability is subject to re-measurement at each reporting period. The prior policy involved accruing for the estimated reclamation and closure liability through charges to earnings basis over the estimated life of the mine. This change has been applied retroactively with prior periods being restated. The effect of the changes to opening retained earnings is summarized as follows:

| | | |
|---|---|---:|
| Increase in mining assets, January 1, 2003 | $ | 3,671 |
| Increase in asset retirement obligation, January 1, 2003 | | 3,527 |
| Increase in opening retained earnings, January 1, 2003 | | 144 |
| Increase in net earnings for 2003  - Q1 | | 67 |
| - Q2 | | 25 |
| - Q3 | | 186 |
| - Q4 | | 163 |
| | | 441 |
| Increase in opening retained earnings, January 1, 2004 | $ | 585 |

The adjustment to opening retained earnings at January 1, 2004 is further summarized as follows:

| | | |
|---|---|---:|
| Increase in mining assets, January 1, 2004 | $ | 3,028 |
| Increase in asset retirement obligation, January 1, 2004 | | 2,443 |
| Increase in opening retained earnings, January 1, 2004 | $ | 585 |

## 2. CASH AND CASH EQUIVALENTS:

| | June 30, 2004 | | Dec. 31, 2003 |
|---|---|---|---|
| Corporate | $ | **36,858** | $ 53,171 |
| Joint ventures | | **10,375** | 13,504 |
| | $ | **47,233** | $ 66,675 |

## 3. GOLD BULLION:

As at June 30, 2004, the Company held 145,707 ounces of gold bullion at an average cost of US$327 per ounce. The market value of this gold bullion, based on the market close price of $396 per ounce was $57,671,000.

## 4. NON-RECOURSE LOANS PAYABLE:

| | June 30, 2004 | | Dec. 31, 2003 |
|---|---|---|---|
| Yatela loans | $ | **10,870** | $ 11,342 |
| Note receivable from the Government of Mali, included in long-term receivables | | **6,611** | 6,635 |
| Net Yatela obligation | $ | **4,259** | $ 4,707 |

## 5. SHARE CAPITAL:

Authorized:
Unlimited first preference of shares, issuable in series
Unlimited second preference shares, issuable in series
Unlimited common shares
Issued and outstanding common shares are as follows:

| | Number of shares | | Amount |
|---|---|---|---|
| Issued and outstanding, December 31, 2003 | 145,333,845 | $ | 342,208 |
| Restatement of opening share capital *(note 1(a))* | | | 172 |
| Exercise of options | 217,334 | | 902 |
| Issued and outstanding, June 30, 2004 | 145,551,179 | $ | 343,282 |

### (a) Share Option Plan:

The Company has a comprehensive share option plan for its full-time employees, directors and officers and self-employed consultants. The options vest over three years and expire no longer than 10 years from the date of grant.

A summary of the status of the Company's share option plan as of June 30, 2004 and changes during the three months then ended is presented below. All exercise prices are denominated in Canadian dollars.

|  | Options | | Weighted Average Exercise Price |
|---|---|---|---|
| Outstanding, beginning of period | 5,414,535 | $ | 5.13 |
| Granted | 805,000 | | 9.02 |
| Exercised | (217,334) | | 3.41 |
| Forfeited | (24,001) | | 5.33 |
| Outstanding, June 30, 2004 | 5,978,200 | $ | 5.72 |
| Options exercisable, June 30, 2004 | 4,089,868 | $ | 4.78 |

**(b) Stock-based compensation:**

The Company accounts for all stock-based compensation granted on or after January 1, 2002, using the fair value based method.

The fair value of the options granted subsequent to January 1, 2002 has been estimated at the date of grant using a Black-Scholes option pricing model with the following assumptions: risk-free interest rate of 5%, dividend yield of 1%, volatility factor of the expected market price of the Company's common stock of 37%; and a weighted average expected life of these options of 8 years. The estimated fair value of the options is expensed over the options' vesting period of 3 years.

For the six months ended June 30, 2004, $726,000 was recorded as compensation expense relating to the following options:

| Year of Grant/ Modification | # of Options | Weighted Average Exercise (Cdn$) Price | | Total Weighted Average Fair Value | | June 30, 2004 Expense | |
|---|---|---|---|---|---|---|---|
| 2002 | 432,667 | $ | 7.27 | $ | 2.27 | $ | 165 |
| 2003 | 910,000 | | 7.61 | | 1.56 | | 232 |
| 2004 | 805,000 | | 9.02 | | 2.14 | | 329 |
| | 2,147,667 | $ | 8.07 | $ | 1.92 | $ | 726 |

In 2004, the Company awarded 22,173 restricted common shares to certain executives of the Company under the Company's share option plan. These restricted shares have a value of Cdn$200,000 and will be issued and expensed over their three-year vesting period. For the six months ended June 30, 2004, $29,000 was recorded as compensation expense relating to the restricted share awards.

## 6. SEGMENTED INFORMATION:

*(a)* The Company's assets, liabilities, revenue and expenses, and cash flows allocated to the appropriate reporting segments identified by the Company are as follows:

| June 30, 2004 | Joint Venture and Working Interests | Royalties | Corporate | Total |
|---|---|---|---|---|
| Cash and gold bullion | $ 10,375 | $ - | $ 84,525 | $ 94,900 |
| Other current assets | 33,689 | - | 3,465 | 37,154 |
| Long-term assets | 102,556 | 75,998 | 2,591 | 181,145 |
| Long-term assets related to working interests | 135,659 | - | - | 135,659 |
| | $ 282,279 | $ 75,998 | $ 90,581 | $ 448,858 |
| Current liabilities | 9,991 | - | 9,187 | 19,178 |
| Long-term liabilities | 17,806 | - | 17,886 | 35,692 |
| | $ 27,797 | $ - | $ 27,073 | $ 54,870 |
| Revenues | $ 55,433 | $ 3,709 | $ - | $ 59,142 |
| Operating costs of mine | 32,739 | - | - | 32,739 |
| Earnings from working interests | 7,064 | - | - | 7,064 |
| Depreciation and amortization | 12,981 | 2,076 | 33 | 15,090 |
| Exploration expense | - | - | 3,084 | 3,084 |
| Other expense | 5 | - | 10,190 | 10,195 |
| Interest & investment expense (income), net | 1,249 | - | (1,605) | (356) |
| Income taxes | 2,166 | 67 | (2,762) | (529) |
| Net income (loss) | $ 13,357 | $ 1,566 | $ (8,940) | $ 5,983 |

*(b)* The Company's share of joint venture cash flows for the six months ended June 30, 2004 is as follows:

| | June 30, 2004 |
|---|---|
| Cash flows from (used in) operations | $ 6,256 |
| Cash flows from (used in) financing | (603) |
| Cash flows from (used in) investments | (4,602) |

## 7. CONTINGENCIES AND COMMITMENTS:

*(a)* The Company was a defendant in an action commenced in the Ontario Court of Justice (General Division) by Kinbauri Gold Corporation ("Kinbauri").

On December 10, 2002, the trial judge released reasons for judgment awarding damages to the Plaintiff in the amount of Cdn $1.7 million. The trial judge awarded pre-judgment interest at the rate of 10% and costs to be determined by assessment. The Company recorded an expense of $2,900,000 in Q4, 2002 in relation to this judgment.

The Plaintiff filed a Notice of Appeal, dated January 20, 2003, appealing the damage award. The Company filed a Notice of Cross-Appeal, dated January 31, 2003, also appealing the damage award and the pre-judgment interest rate. The appeals were argued before the Ontario Court of Appeal on April 15[th], 2004. Judgment was reserved. A decision was expected during Q2, 2004, but has not yet been released.

**(b)** In December 2003, the Department of Taxation in Mali performed an audit of the mining operations at the Yatela and Sadiola mines in Mali for the years 2000, 2001 and 2002. The audit report claimed taxes and penalties payable of approximately $15.6 million of which the Company's share is $5.9 million. Sadiola and Yatela management have reviewed the claims with legal and tax advisors and are of the opinion that all taxes were properly paid and that the audit report is without merit.

The Company continues to work with the other partners in the Yatela and Sadiola mines to negotiate a settlement of the audit claims. Discussions with the Ministry of Finance in Mali are continuing, failing which the mines may elect to commence arbitration to enforce their rights under their original Convention Agreements with the Government of Mali.

## 8. CORPORATE TRANSACTIONS:

The Company entered into an arrangement agreement on a proposed business combination with Wheaton River Minerals Ltd. on April 23, 2004. The arrangement was rejected through a shareholder vote held on July 6, 2004. Expenses of $2,985,000 and $495,000 relating to this transaction have been charged to second and first quarter 2004 earnings respectively.

During the tenure of the above transaction, Golden Star Resources Ltd. launched an unsolicited takeover bid for the Company. To the end of June 2004, $2,733,000 of expense had been incurred in connection with the bid and this amount was charged to second quarter 2004 earnings. The unsolicited bid continues and advisory costs continue to be incurred. The total expected advisory cost is not quantifiable at this time.



**IAMGOLD**
CORPORATION

**220 Bay Street, 5th Floor**
**Toronto, Ontario  M5J 2W4**
**Canada**
**Tel:  416 360 4710**
**Fax: 416 360 4750**
**Toll Free: 1 888 IMG 9999**

**Email: info@iamgold.com**
**www.iamgold.com**